UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Violin Memory, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92763A101
(CUSIP Number)

Donald G. Basile c/o Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 310-946-9001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be  subject to all other  provisions of the Exchange Act  (however, see the Notes).

CUSIP No. 92763A101	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Donald G. Basile
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Personal funds and compensation in the form of common stock and other securities of the Issuer
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,304,527
	8	SHARED VOTING POWER 78,461
	9	SOLE DISPOSITIVE POWER 1,304,527
	10	SHARED DISPOSITIVE POWER 78,461
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,382,988
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92763A101	SCHEDULE 13D	Page 3 of 6

Item 1.    Security and Issuer.

This Amendment No. 1 to the Schedule 13D relates to the Common Stock, $0.0001 par value (the “Common Stock”), of Violin Memory, Inc., a Delaware corporation (the “Company”). This Amendment supplementally amends the initial statement on Schedule 13D, dated as of June 13, 2014 (the “Schedule 13D”). The address of the principal executive office of the Company is 4555 Great America Parkway, Santa Clara, CA 95054. The Schedule 13D is supplementally amended as follows.

This Amendment is being filed to report the fact that the Reporting Persons have ceased to be the beneficial owners of more than 5% of the Common Stock.

Item 2.    Identity and Background.

No material change.

Item 3.    Source or Amount of Funds or Other Consideration.

No material change.

Item 4.    Purpose of Transaction.

No material change.

CUSIP No. 92763A101	SCHEDULE 13D	Page 4 of 6

Item 5.    Interest in Securities of the Issuer.

(a)	As of April 15, 2015, Mr. Basile beneficially owned an aggregate of 1,382,988 shares of Common Stock, consisting of the following:

(i)	204,619 shares of Common Stock for his own account;
(ii)	78,461 shares of Common Stock held in accounts for the benefit of Mr. Basile’s minor children; and
(iii)	1,099,908 options to purchase shares of Common Stock.

Based on calculations made in accordance with Rule 13d-3(d), and there being 95,789,619 shares of Common Stock outstanding as of March 31, 2015, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on April 8, 2015, Mr. Basile may be deemed to beneficially own approximately 1.4% of the Issuer’s outstanding shares of Common Stock.

(b)	Mr. Basile has:

(i)	Sole power to vote or to direct the vote of: 1,304,527 shares of Common Stock;
(ii)	Shared power to vote or to direct the vote of: 78,461 shares of Common Stock;
(iii)	Sole power to dispose or to direct the disposition of: 1,304,527 shares of Common Stock; and
(iv)	Shared power to dispose or to direct the disposition of: 78,461 shares of Common Stock.

(c)	Not applicable.

CUSIP No. 92763A101	SCHEDULE 13D	Page 5 of 6

(d)	Not applicable.

(e)	As of the date hereof, Mr. Basile is not the beneficial holder of more than 5% of the Common Stock.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.    Material to Be Filed as Exhibits.

None.

CUSIP No. 92763A101	SCHEDULE 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 15, 2015

By:	/s/ Donald G. Basile
Name: Donald G. Basile